UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2019

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-8176

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF MIZUHO FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-213187) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 11, 2019

Mizuho Financial Group, Inc.

By:	/s/ Makoto Umemiya
Name:	Makoto Umemiya
Title:	Managing Executive Officer / Group CFO

March 11, 2019

Company Name	: Mizuho Financial Group, Inc.

Representative	: Tatsufumi Sakai, President & Group CEO

Address	: 1-5-5 Otemachi, Chiyoda-ku, Tokyo

Security Code	: 8411 (Tokyo Stock Exchange 1st Section)

Announcement of Changes in Representative Executive Officer

Mizuho Financial Group, Inc. (MHFG) hereby announces the following changes in MHFG’s Representative Executive Officer.

1.	Changes in Representative Executive Officer

(1)	Reason for Changes

Changes in Representative Executive Officer due to changes in Directors and Executive Officers.

(2)	Changes in Representative Executive Officer

(Effective as of April 1, 2019)

Name	New Position	Current Position
Toshitsugu Okabe	Deputy Chairman and Executive Officer*1 In charge of Specially Assigned Matters	Deputy President and Executive Officer*2 (Representative Executive Officer) Head of Retail and Business Banking Company

Junichi Kato	Senior Managing Executive Officer*2 (Representative Executive Officer) Head of Global Markets Company	Senior Managing Executive Officer*2 Head of Global Markets Company

(Note)	*1: Executive Officers as Defined in Our Internal Regulations
*2: Executive Officers as Defined in the Companies Act

As a result of the changes, the Representative Executive Officers will be two persons; Mr. Tatsufumi Sakai, President & Group CEO and Mr. Junichi Kato.

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2.	Brief Personal Record of New Representative Executive Officer

Name	Junichi Kato

Date of Birth	July 30, 1957

Education	Mar. 1980	Graduated from Faculty of Law, the University of Tokyo

Business Experience	Joined our group in Apr. 1980

	Apr. 2008	Executive Officer of Mizuho Securities Co., Ltd. President & CEO of Mizuho Bank (Switzerland) Ltd.

	Apr. 2009	Managing Executive Officer of Mizuho Bank, Ltd.

	Apr. 2012	Managing Executive Officer, Joint Head of Markets Unit of Mizuho Bank, Ltd. Managing Executive Officer, Joint Head of Markets Unit of Mizuho Corporate Bank, Ltd.

	Apr. 2014	Managing Executive Officer, Head of Markets Unit of Mizuho Financial Group, Inc. Managing Executive Officer, Head of Markets Unit of Mizuho Bank, Ltd.

	Apr. 2016	Senior Managing Executive Officer, Head of Global Markets Company of Mizuho Financial Group, Inc. (current)

Number of shares of our common stock owned (as of September 30, 2018): 639,980

Inquiries: Corporate Communications Department +81-3-5224-2026

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